Form 51-102F3

MATERIAL CHANGE REPORT

Item 1. Name & Address of Company

 EMX ROYALTY CORPORATION ("EMX" or the "Company")

 Suite 501 - 543 Granville Street

 Vancouver, British Columbia

 V6C 1X8

Item 2. Date of Material Change

 August 19, 2021

Item 3. News Release

A news release dated August 19, 2021 was disseminated through the facilities of Newsfile Corp. and filed under the Company's profile on SEDAR on August 19, 2021.

Item 4. Summary of Material Change

The Company announced that pursuant to the Company's Stock Option Plan, an aggregate of 500,000 incentive stock options, exercisable at a price of $3.66 per share for a period of five years, has been granted to certain directors, and a consultant of the Company.

Item 5. Full Description of Material Change

 Item 5.1 Full Description of Material Change

 See attached news release at Schedule "A" to this report.

 Item 5.2 Disclosure for Restructuring Transactions

 Not applicable

Item 6. Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

 Not applicable.

Item 7. Omitted Information

 None.

Item 8. Executive Officer

Rocio Echegaray, Corporate Secretary

Phone:  604-688-6390

Email:  rocio@EMXRoyalty.com

Item 9. Date of Report:

 August 19, 2021

Schedule "A"

NEWS RELEASE

EMX Royalty Grants Incentive Stock Options

Vancouver, British Columbia, August 19, 2021 ((NYSE American: EMX; TSX Venture: EMX; Frankfurt: 6E9) - EMX Royalty Corporation (the "Company" or "EMX") announces that pursuant to the Company's Stock Option Plan, incentive stock options (the "Options") to purchase an aggregate of 500,000 common shares, exercisable at a price of $3.66 per share for a period of five years, has been granted to certain directors, and a consultant of the Company.

About EMX. EMX is a precious, base and battery metals royalty company. EMX's investors are provided with discovery, development, and commodity price optionality, while limiting exposure to risks inherent to operating companies. The Company's common shares are listed on the NYSE American Exchange and TSX Venture Exchange under the symbol "EMX"; and on the Frankfurt exchange under the symbol "6E9". Please see www.EMXroyalty.com for more information.

For further information contact:

David M. Cole President and Chief Executive Officer Phone: (303) 979-6666 Dave@EMXroyalty.com	Scott Close Director of Investor Relations Phone: (303) 973-8585 SClose@EMXroyalty.com	Isabel Belger Investor Relations (Europe) Phone: +49 178 4909039 Ibelger@EMXroyalty.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Suite 501 - 543 Granville Street, Vancouver, British Columbia V6C 1X8, Canada

Tel:  (604) 688-6390  Fax:  (604) 688-1157

www.eurasianminerals.com